Exhibit 99.3
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.87 bn and US$1.9 bn, implying a growth rate of 28.0% to 30.0% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$1.16 and US$1.18, implying a growth rate of 27% — 29% over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 20.0% and 22.0%. EPS for the full year is expected to be between Rs. 25.32 and Rs. 25.73; a growth of 18.0% — 20.0%.
Consolidated Indian GAAP Highlights
The highlights of the results under Indian GAAP Consolidated basis are:
Q4 FY07
1.	Revenue was Rs.1,779 crore; a YoY increase of 35.4% and a sequential increase of 7.1%.

2.	Total income was Rs. 1,850 crore; a YoY increase of 37.8% and a sequential increase of 10.7%.

3.	Net Profit after Tax was Rs. 394 crore; a YoY increase of 38.3% and a sequential increase of 16.7%.

4.	EPS was Rs. 5.98; a YoY increase of 36.0% and a sequential increase of 16.2%.

5.	EBITDA margin for the quarter was 23.1%.
FY 2007
1.	Revenue was Rs. 6,485 crore; a growth of 35.3% over fiscal 2006

2.	Total income was Rs. 6,668 crore; a growth of 35.8% over fiscal 2006

3.	Net Profit after Tax was Rs. 1,405 crore; a growth of 43.1% over fiscal 2006

4.	EPS at 21.45 grew by 40.6% over fiscal 2006

5.	EBITDA for the year was 23.7%; a drop of about 60 bps over fiscal 2006.
US GAAP Highlights
The highlights of the results under US GAAP are:
Q4 FY07
1.	Revenue was US$411 mn; up 36.7 % YoY and 9.5% sequentially.

2.	Net Income was US$86 mn; YoY increase of 38.6% and a sequential increase of 21.4%.

3.	Basic earning per ADS for the quarter was US$0.26; increase of 36.0% YoY and up 20.8% sequentially.

4.	Operating margins (EBIT) was 19.7%.
FY 2007
1.	Revenue was US$1.46 bn; a growth of 33.3%.

2.	Net Income was US$298 mn; a growth of 39.8%.

3.	Basic earning per ADS for fiscal 2007 was US$0.91; an increase of 37.4% over fiscal 2006.

4.	Operating margins (EBIT) for the year ended at 19.95% compared to 20.04% for fiscal 2006.
Other Highlights
1.	The parent company ended the quarter with 35,670 associates, an addition of 1,265 associates including 600 trainees for Q4 07. The number of associates including the subsidiaries and joint ventures stood at 39,552.

2.	Attrition on a trailing twelve months basis fell to 15.7% from 17.6% in Q3. Annualized quarterly attrition stood at 13.21% compared to 21.9% at the beginning of FY 2007.

“The strong performance in FY 07 is a culmination of strategic initiatives taken by the company on several fronts notably in the areas of relationship management, deepening of competencies and associate delight.”
— Ramalinga Raju, Founder & Chairman

“Offshore billing rates were up by 0.7% and onsite rates increased by 0.6% in this quarter. Based on the contract renegotiations that we had in the last year and the rates at which new customers are coming in we are confident that the positive momentum seen in the billing rates in Q4 will continue in FY 08 also.”
— V. Srinivas, CFO

Q4	Table of Contents

Chairman’s Message	2

Indian GAAP Consolidated P&L	3

Indian GAAP Consolidated Balance Sheet	5

Indian GAAP Standalone P&L	6

Indian GAAP Standalone Balance Sheet	8

Financial Highlights — US GAAP	9

Subsidiaries and Joint Ventures	12

Business Outlook	12

Awards & Recognition	12

Business Highlights	13

Nipuna Services Limited	13

Operational Parameters for Q4, fiscal 2007	14

Satyam Computer Services Limited	1

Chairman’s Message
Dear Investor,
I am pleased to report that the company has achieved an annual revenue growth of 35% and net profit growth of 43% under Indian GAAP consolidated basis for fiscal 2007. As per US GAAP, the revenue growth rate is 33% and net income growth is 40%.
The strong performance is a culmination of strategic initiatives taken by the company on several fronts notably in the areas of relationship management, deepening of competencies and associate delight.
We added 138 customers in fiscal 2007 including 7 Fortune 500 customers. The number of customers billing more than US$10 mn increased to 35 from 27 during the year, while the number of customers billing more than US$1 mn increased by 20% to 180. The revenue from consulting and enterprise business solutions grew 43% in the year, being indicative of our dominant position in this segment.
We continue to win the confidence of our prominent customers resulting in opportunities of significant size and criticality. Our recent win of a US$200 mn deal from Applied Materials in Q4 based on a managed services model is illustrative of this trend. This has been complemented by our successful execution capabilities resulting in higher growth of such accounts.
We continue to service our customers in areas of strategic importance such as delivering greater proportion of work from offshore. Significant progress was made in this area in fiscal 2007 leading to an increase in offshore contribution to 49% of revenue compared to 45% in fiscal 2006. This was driven by a double digit offshore volume growth in each of the quarters.
The net addition of associates during the year is around 11,000 taking the total organization strength to around 40,000 at the close of this year. A noteworthy feature of the year has been the reduction in associate attrition to 15.7% from 19.2% in fiscal 2006. Annualised quarterly attrition for Q4 was 13%. We are gratified by the fact that our People Practices have won several recognitions in the global and regional arena in the past few months — which is an attestation of our renewed focus and commitment in this area. The latest feather in the cap is being accorded the No. 2 position in the Hewitt ‘Best Employers in India’ survey. We have also featured amongst the Top 12 in the Hewitt ‘Best Employers in Asia’ Survey, making us the only IT services company from India in the Top 20 rankings.
Q1 of fiscal 2008 will be witness to Satyam’s completion of 20 years, an important milestone in the organization’s journey of value creation. It symbolizes the maturity and strength of our organization.
We continue to see a strong demand in the market and are well-positioned to address that demand. Against this backdrop, we look forward to a revenue growth rate of 28% to 30% in fiscal 2008 as per US GAAP. We expect to record revenue of US$1.9 bn in fiscal 2008 at the higher end of our revenue guidance. The EPADS is expected to grow in the range of 27% to 29%. Corresponding Indian GAAP consolidated guidance after factoring in a rupee appreciation of 6% would translate to revenue growth rate of 20% to 22% and an EPS growth of 18% to 20%.
The Board has proposed a final dividend of 125%. The total dividend for fiscal 2007 stands at 175% including the interim dividend of 50%.
I am pleased to inform you that Mr. T. R. Prasad, ex-Cabinet Secretary, Government of India and Member of the 12th Finance Commission and Dr. V. S. Raju, presently Chairman of the Naval Research Board, Defense Research and Development Organization, Government of India and Director, Bharti Airtel Limited, will join Satyam’s Board as Additional Directors with immediate effect. I am sure that the new members will contribute significantly to the company’s management, governance and technology leadership.
B. Ramalinga Raju

2	Satyam Computer Services Limited

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

			Growth over		Growth over
			March		December
	March		2006 Quarter	December	2006 Quarter
	2007	2006	(%)	2006	(%)

Income
Services
- Exports	1,701.01	1,247.54	36.35	1,585.20	7.31
- Domestic	78.14	66.08	18.25	75.92	2.92
Total Services Income	1,779.15	1,313.62	35.44	1,661.12	7.11

Expenditure
Personnel Expenses	1,076.26	750.04	43.49	967.35	11.40
Cost of Software & Hardware sold	0.50	0.87	(42.53)	0.74	(32.43)
Operating and Administration Expenses	292.17	228.22	28.02	283.04	2.76
	1,368.93	979.13	39.81	1,251.13	9.42

Operating Profit (EBITDA)	410.22	334.49	22.64	409.99	0.06
EBITDA Margin	23.06%	25.46%		24.68%

Financial Expenses	7.42	1.65	349.70	3.23	129.72
Depreciation	35.39	37.16	(4.76)	39.37	(10.11)

Operating Profit after Interest, Depreciation & Miscellaneous Expenses	367.41	295.68	24.26	367.39	0.01
Other Income	70.40	28.89	143.68	10.17	592.23
Profit Before Tax	437.81	324.57	34.89	377.56	15.96
Provision for Taxation	44.23	39.74	11.30	40.33	9.67
Profit After Taxation and Before share of loss in Associate Company & Minority Interest	393.58	284.83	38.18	337.23	16.71
Share of loss in Associate Company	—			—
Minority Interest		(0.18)
Profit After Taxation and share of loss in Associate Company & Minority Interest	393.58	284.65	38.27	337.23	16.71
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	5.98	4.40	36.06	5.14	16.34
Diluted	5.83	4.23	37.99	5.00	16.60
Q4: Performance Against Guidance

	Parameters	Guidance	Actuals
Indian GAAP	Revenue (Rs. Crore)	1,728 to 1,736	1,779
	EPS (Rs)	5.42	5.98
US GAAP	Revenue (US $ Million)	392.9 to 394.9	411
	Basic EPADS (US $)	0.23	0.26

Satyam Computer Services Limited	3

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the year ended
In Rs. crore, except per share data

			Growth over
	March		March 2006
	2007	2006	(%)

Income
Services
- Exports	6,188.12	4,596.74	34.62
- Domestic	296.96	195.85	51.63
Total Services Income	6,485.08	4,792.59	35.31

Expenditure
Personnel Expenses	3,857.93	2,804.70	37.55
Cost of Software and Hardware sold	2.27	2.00	13.50
Operating and Administration Expenses	1,087.17	819.71	32.63
	4,947.37	3,626.41	36.43
Operating Profit (EBITDA)	1,537.71	1,166.18	31.86
EBITDA Margin	23.71%	24.33%

Financial Expenses	15.92	5.54	187.36
Depreciation	148.44	137.28	8.13
Miscellaneous Expenditure Written Off	—	0.07
Operating profit after interest, Depreciation & Miscellaneous Expenses	1,373.34	1,023.29	34.21
Other Income	183.28	116.83	56.88
Profit Before Tax	1,556.63	1,140.12	36.53
Provision for Taxation	152.01	150.86	0.76
Profit After Taxation and Before share of loss in Associate Company & Minority Interest	1,404.62	989.26	41.99
Share of loss in Associate Company	—
Minority interest	0.12	(7.33)
Profit After Taxation and share of loss in Associate Company & Minority Interest	1,404.73	981.93	43.06
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	21.45	15.25	40.66
Diluted	20.98	14.67	43.06
Profit on Sale of Satyam’s stake in Sify	—	159.80
Profit after Sale of Satyam’s stake in Sify	—	1,141.73	—
EPS (Rs. Per equity share of Rs. 2 each) #
Basic	21.45	17.73	20.98
Diluted	20.98	17.05	23.05

#	Includes profit on sale of Satyam’s stake in Sify

4	Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at
In Rs. crore

	March		December
	2007	2006	2006

Sources of Funds
Shareholders’ Funds
(a) Share Capital	178.94	155.90	222.43
(b) Share Application Money, Pending Allotment	7.85	1.78	2.38
(c) Reserves and Surplus	5565.81	4159.57	5142.83

	5,752.60	4,317.25	5,367.64
Minority Interest	—	4.15	—
Loan Funds
(a) Secured Loans	147.88	102.71	128.02

	5,900.48	4,424.11	5,495.66

Application of Funds
Fixed Assets
(a) Gross Block	1,505.44	1,317.21	1,475.21
(b) Less: Depreciation	984.79	840.21	949.84

(c) Net Block	520.65	477.00	525.37
(d) Capital Work in Progress	301.69	80.25	244.52

	822.34	557.25	769.89
Deferred Tax Asset (Net)	43.67	4.62	41.91
Current Assets, Loans and Advances
(a) Inventories	0.02	0.19	0.02
(b) Sundry Debtors	1,743.17	1,168.42	1,511.10
(c) Cash and Bank Balances	3,991.42	3,111.70	3,673.96
(d) Loans and Advances	229.61	184.32	190.77
(e) Other Current Assets	64.91	110.60	95.95
	6,029.13	4,575.23	5,471.80

Less: Current Liabilities and Provisions
(a) Current Liabilities	574.53	437.04	588.94
(b) Provisions	420.13	275.95	199.00

	994.66	712.99	787.94

Net Current Assets	5,034.47	3,862.24	4,683.86

	5,900.48	4,424.11	5,495.66

Satyam Computer Services Limited	5

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

			Growth over		Growth over
			March		December
	March		2006 Quarter	December	2006 Quarter
	2007	2006	(%)	2006	(%)
Income
Services
- Exports	1,637.18	1,207.31	35.61	1,526.04	7.28
- Domestic	71.85	52.66	36.44	68.83	4.39
Total Services Income	1,709.03	1,259.97	35.64	1,594.87	7.16

Expenditure
Personnel Expenses	1,036.07	716.43	44.62	929.34	11.48
Operating and Administration Expenses	265.78	208.00	27.78	256.59	3.58
	1,301.85	924.43	40.83	1,185.93	9.77

Operating Profit (EBITDA)	407.18	335.54	21.35	408.94	(0.43)
EBITDA Margin	23.83%	26.63%		25.64%

Financial Expenses	4.93	0.58	750.00	1.35	265.19
Depreciation	30.46	33.38	(8.75)	34.32	(11.25)

Operating Profit after Interest and Depreciation	371.79	301.58	23.28	373.27	(0.40)
Other Income	69.37	27.55	151.80	9.73	612.95
Profit Before Tax	441.16	329.13	34.04	383.00	15.19
Provision for Taxation	43.66	39.23	11.29	39.70	9.97
Profit After Taxation (PAT)	397.50	289.90	37.12	343.30	15.79

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	6.04	4.48	34.97	5.24	15.27
Diluted	5.89	4.30	36.82	5.09	15.72

6	Satyam Computer Services Limited

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the year ended
In Rs. crore, except per share data

			Growth over
	March		March 2006
	2007	2006	(%)

Income
Services
- Exports	5,961.06	4,461.64	33.61
- Domestic	267.41	172.67	54.87
Total Services Income	6,228.47	4,634.31	34.40

Expenditure
Personnel Expenses	3,706.04	2,700.67	37.23
Operating and Administration Expenses	993.31	740.13	39.21
	4,699.35	3,440.80	36.58
Operating Profit (EBITDA)	1,529.12	1,193.51	28.12
EBITDA Margin	24.55%	25.75%

Financial Expenses	7.61	2.72	179.78
Depreciation	129.89	122.81	5.77
Operating profit after interest, Depreciation	1,391.62	1,067.98	30.30
Other Income	181.61	115.08	57.81
Profit Before Tax	1,573.23	1,183.06	32.98
Provision for Taxation	150.00	149.51	0.33
Profit After Taxation (PAT)	1,423.23	1,033.55	37.70

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	21.73	16.06	35.35
Diluted	21.25	15.44	37.67
Profit on Sale of Satyam’s stake in Sify	—	206.20	—
Profit after Sale of Satyam’s stake in Sify	—	1,239.75	—

EPS (Rs. Per equity share of Rs. 2 each) #
Basic	21.73	19.26	12.82
Diluted	21.25	18.51	14.80

#	Includes profit on sale of Satyam’s stake in Sify

Satyam Computer Services Limited	7

Indian GAAP Standalone
Balance Sheet as at March 31, 2007
In Rs. Crore

	March
	2007	2006	December 2006
Sources of Funds
Shareholders’ Funds
(a) Share Capital	133.44	64.89	131.42
(b) Share application money pending allotment	7.85	1.78	2.38
(c) Reserves and Surplus	5,648.07	4,268.75	5,265.31
	5,789.36	4,335.42	5,399.11

Loan Funds
(a) Secured Loans	13.79	12.57	15.15

	5,803.15	4,347.99	5,414.26

Application of Funds
Fixed Assets
(a) Gross Block	1,280.40	1,153.16	1,255.16
(b) Less: Depreciation	930.45	803.74	900.40
(c) Net Block	349.95	349.42	354.76
(d) Capital Work in Progress	290.05	76.84	238.58
	640.00	426.26	593.34

Investments	201.15	155.74	195.40

Deferred Tax Asset / (Liability)	43.36	4.29	41.91

Current Assets, Loans and Advances
(a) Sundry Debtors	1,649.86	1,122.81	1,426.30
(b) Cash and Bank Balances	3,959.82	3,052.33	3,634.96
(c) Loans and Advances	261.75	183.24	226.87
(d) Other Current Assets	64.83	110.59	95.89
	5,936.26	4,468.97	5,384.02

Less: Current Liabilities and Provisions
(a) Current Liabilities	597.17	435.71	601.84
(b) Provisions	420.45	271.56	198.57

	1,017.62	707.27	800.41

Net Current Assets	4,918.64	3,761.70	4,583.61

	5,803.15	4,347.99	5,414.26

8	Satyam Computer Services Limited

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended
In million US dollars, except per share data and as stated otherwise

			Growth over		Growth over
			March		December
	March		2006 Quarter	December	2006 Quarter
	2007	2006	(%)	2006	%
Revenues	$411.3	$300.7	36.8	$375.6	9.5
Gross Profit	$147.0	$118.2	24.4	$138.1	6.4
Operating Income	$81.0	$63.6	27.4	$77.6	4.4
Operating Margin	19.69%	21.15%		20.66%	—
Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$95.2	$69.5	37.0	$78.9	20.7
Income Taxes	$(8.9)	$(7.4)	20.27	$(8.2)	8.5
Income Before Equity in Earnings / (Losses) of Associated Companies	$86.3	$62.1	39.0	$70.7	22.1
Equity in Earnings / (Losses) of Associated Companies, net of taxes	—	$0.2	—	$0.4	(100.0)
Net Income	$86.3	$62.3	38.6	$71.1	21.4

Earnings Per Share:
Basic	$0.13	$0.10	36.84	$0.11	18.18
Diluted	$0.13	$0.09	36.84	$0.11	18.18

Satyam Computer Services Limited	9

Financial Highlights — US GAAP
Unaudited Consolidated Statements of Operations Summary for the year ended
In millions of US dollars except per share data and as stated otherwise

	March		Growth over
	2007	2006	March 2006

Revenues	$1,461.4	$1,096.3	33.3
Gross profit	$523.8	$407.3	28.6
Operating income	$291.6	$219.7	32.7
Operating Margin	19.95%	20.04%
Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	$328.2	$244.17	34.4
Income taxes	$(30.6)	$(30.2)	1.46
Income before equity in earnings / (losses) of associated companies	$297.6	$214.33	38.9
Equity in earnings / (losses) of associated companies, net of taxes	$0.8	$(0.8)	—
Net income	$298.4	$213.5	39.8

Earnings per share:
Basic	$0.46	$0.34	37.31
Diluted	$0.45	$0.32	40.63

Profit Net of Tax on Sale of Satyam’s stake in Sify	—	$35.9	—
Net Income including sale of Satyam’s stake in Sify	—	$249.34	—

EPS including sale of Satyam’s stake in Sify			—
Basic	$0.46	$0.39	17.95
Diluted	$0.45	$0.38	18.42

10	Satyam Computer Services Limited

Reconciliation between Net Profit as per Indian GAAP Consolidated financials and US GAAP
In million US $

	Quarter ended March		Quarter ended
	2007	2006	December 2006

Profit as per the Indian GAAP Financial Statements	$89.4	$64.3	$75.2

Add / (Deduct) :
1 Profit / (Loss) of Subsidiaries and Associated companies	—	$(0.1)	—
2 Deferred Stock Compensation Charge	(2.0)	$(0.4)	$(2.8)
3 Gain on Sale of Shares in Sify	—	—	—
4 Others, net	(1.1)	$(1.5)	$(1.3)

Net Income as per USGAAP Financial Statements	$86.3	$62.3	$71.1
Reconciliation between Net Profit as per Indian GAAP Consolidated profits and US GAAP
In million US $

	Year ended March
	2007	2006

Profit as per the Indian GAAP Financial Statements	$311.9	$257.2
Add / (Deduct) :

1 Profit / (Loss) of Subsidiaries and Associated companies	—	$(0.2)
2 Deferred Stock Compensation Charge	$(12.0)	$(0.8)
3 Gain on Sale of Shares in Sify	—	$0.6
4 Others, net	$(1.5)	$(7.4)

Net Income as per USGAAP Financial Statements	$298.4	$249.4

Satyam Computer Services Limited	11

Subsidiaries and Joint Ventures
Quarterly Q4 FY07
In Rs. Crore

	Revenue	PAT
Subsidiaries
Nipuna	50.33	(1.00)
Citisoft	21.63	0.78
STI	1.08	(0.42)
China	8.62	(3.20)
Joint Ventures
CA Satyam	1.82	(0.08)
Satyam Venture	15.60	0.10
Business Outlook
EPS and EPADS is based on basic number of shares/ADS.

	Q4 2007	Q1 2008	Growth	FY 2007	FY 2008	Growth
Indian GAAP Consolidated Financials
Revenue (Rs. Crore)	1,779	1,801 to 1,810	1.2% to 1.7%	6,485	7,793 to 7,916	20% to 22%
EPS (Rs. per share)	5.98	5.93 to 5.98	-0.8% to 0%	21.45	25.32 to 25.73	18% to 20%

US GAAP
Revenue (US$ mn)	411.3	432 to 434	5.0% to 5.5%	1,461	1,870 to 1,900	28% to 30%
EPADS (US$ per ADS)	0.26	0.27	3.7%	0.91	1.16 to 1.18	27% to 29%

Average INR / US$ exchange rate	43.87	42.30		45.06	42.30
Awards & Recognition
Forrester Research, an independent technology and market research company, in its Forrester Wave analysis of 13 leading Applications Outsourcing (AO) Providers, across 50 criteria, in the North American market, said:
“Satyam is a leading North American Applications Outsourcing Provider. Satyam’s solution strategy is strong, particularly in its vision for next generation architectures.”
•	William Martorelli, The Forrester Wave™ North American Applications Outsourcing, Q1 2007, March 26, 2007
“Satyam has the largest overall ERP practice and the heaviest commercial focus on packaged enterprise software.”
•	Dana Stiffler, Research Director, AMR Research, “Indian Service Provider’s ERP Practice Grow up”, January 26, 2007
Training Magazine placed Satyam at No.15 in the To p 125 companies for learning, making Satyam the first ever company in Asia to feature in the rankings.
Satyam bags top honors in two categories in global IR awards
Satyam was ranked “number one in India and among top 5 in the Asia/Pacific region” in the financial disclosure procedures category in the Global IR rankings, instituted by MZ Consult. In the corporate governance category, Satyam was ranked “number one in the Asia / Pacific region”.
The ranking system is based on extensive research by several respected companies and investors, and includes input from audit, corporate governance, and legal experts, such as KPMG Independent Auditors, Linklaters and JP Morgan.

12	Satyam Computer Services Limited

Business Highlights
Satyam added 35 new customers this quarter, including five Fortune Global 500 and US 500 customers. Prominent customer additions include a global telecom giant, a US-based international bank, and a producer of coated printing papers.
Satyam has been chosen as the systems integrator for developing and implementing an online trading portal solution for a leading telecom player in the APAC region. When implemented, this will become the single largest online trading platform project undertaken by any corporate in the region.
Satyam is working with a global insurance major to re-engineer the Sales Agent Management System for captive agencies. Satyam’s cost-effective solution has enabled the customer to make quicker decisions by enhancing visibility into real-time Sales and Agent Information and improving the time-to-market.
Satyam was chosen as the preferred service provider by a global petroleum giant for support and maintenance of its application portfolio, across multiple technology platforms, for its refining and marketing businesses.
Satyam’s User Experience Management competency leveraged its domain knowledge, and was chosen by a global credit card major to develop its e-Business and Campaign Management Solutions.
Citisoft (a Satyam company) is leading a business transformation initiative for the investment management division of a tier-one global investment bank. Key initiatives of the transformation include development of a market-leading fund of hedge funds platform and selection and deployment of new strategic systems architecture.
Satyam would be doing an end-to-end product development of an electronic article surveillance system for a leading OEM in the Asia Pacific region.
Satyam has entered into a long-term strategic vendor relationship with one of the leading Wall Street Brokerage and Investment Banking firms based on the successful completion of a high-end consulting assignment for laying down the Technology Roadmap for the IT operations division.
Nipuna Services Limited — Business Highlights
For fiscal 2007, Nipuna recorded revenue of US$38.3 mn, a growth of 91% over fiscal 2006 and was EBITDA positive for the year. The revenue guidance for fiscal 2008 is US$61 mn, a growth of 60% over the previous year.
During the quarter, Nipuna added three customers. The company is now handling 64 processes for 33 customers in engineering, healthcare, insurance, artwork management, IT helpdesk, finance and accounts, animation, customer support, KPO and data management areas.
As of March 31, 2007, Nipuna had 2,916 associates and an infrastructure to accommodate around 5,000 associates.
Some of the key awards and recognitions during the quarter are:
•	Rajiv Gandhi National Quality Award 2006 — Awarded by the Bureau of Indian Standards for ten critical parameters that include Leadership, Policies, Objectives & Strategies, Human Resource Management, Resources, Processes, Customer-focused Results, Employees’ Satisfaction, Impact on Environment & Society, and Business Results.
•	ISO 27001 Certification — Confirmed Nipuna’s adherence to International Information Security Standards.
•	FAO Ranking — A reputed Global Publication on Finance and Accounting Outsourcing ranked Nipuna among the Top 20 FAO Service Providers in the world.
•	The Brown — Wilson Survey to be published in the Black Book of Outsourcing ranks Nipuna:
•	Among the Global Top 10 KPO, Data Research & Analytics Service Providers

•	Among the Global Top 10 Energy & Utilities Outsourcing Companies

•	Among the Top 10 BPOs from India

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Operational parameters for Q4, Fiscal 2007
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of revenue growth (%)

Particulars	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Increase / (Decrease) in revenue in US$ terms	8.81	7.75	5.41	32.28	35.23
Increase / (Decrease) in revenue due to change in:
- Volume (Hours billed)	8.09	7.48	5.31	31.00	34.47
- Billing rate	0.72	0.27	0.10	1.28	0.75
- US$ exchange rate	(1.66)	(4.03)	(2.36)	2.12	(1.45)
Increase / (Decrease) in revenue in Rupee terms	7.15	3.72	3.05	34.40	33.78
Analysis of Volume Growth (%)

Particulars	Q4 2007	Q3 2007	Q4 2006
Change in Volume (Total)	9.46	8.19	6.78
Breakup of export revenue between offshore and onsite (%)

Location	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Offshore	50.62	48.90	46.00	48.66	44.34
Onsite	49.38	51.10	54.00	51.34	55.66
Total	100.00	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
North America	62.56	64.27	63.92	64.53	65.63
Japan	1.48	1.66	1.88	1.49	1.45
Europe	19.86	19.00	18.64	18.69	18.20
Rest of World	16.11	15.07	15.56	15.29	14.72
Total	100.00	100.00	100.00	100.00	100.00

Technology	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Application Development & Maintenance Services	46.42	47.25	50.66	47.46	50.53
Consulting and Enterprise Business Solutions	42.61	42.01	39.28	41.41	38.92
Extended Engineering Solutions	7.00	6.77	6.41	6.58	6.61
Infrastructure Management Services	3.98	3.97	3.66	4.55	3.94
Total	100.00	100.00	100.00	100.00	100.00
Revenue by line of business (%)

Line of business	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Banking, Financial Services & Insurance	24.74	25.61	28.82	26.97	28.18
Manufacturing	27.16	27.12	28.88	27.18	28.60
TIMES	21.79	20.69	18.30	20.58	18.82
Healthcare & Pharma	8.03	7.60	6.15	7.42	6.24
Retail, Transportation & Logistics	6.42	6.00	5.14	5.79	5.79
Others	11.86	12.98	12.70	12.07	12.36
Total	100.00	100.00	100.00	100.01	100.00

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Operational parameters for Q4, fiscal 2007 (contd.)
Revenue by contract type (%)

Contract	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Time & Material	64.88	62.63	65.92	60.71	64.44
Fixed Bid	35.12	37.37	34.08	39.29	35.56
Total	100.00	100.00	100.00	100.00	100.00
Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2007
Onsite	0.62	1.74	1.18
Offshore	0.72	1.36	0.71
Domestic	0.64	1.58	2.41
B. Associate Data
Location-wise break up of associates

Particulars	Q4 2007	Q3 2007	Q4 2006
Onsite	7,073	6,551	5,829
Offshore	25,269	25,007	17,444
Domestic	1,470	1,036	1,528
Total Technical	33,812	32,594	24,801
Support	1,858	1,811	1,710
Total	35,670	34,405	26,511
Total number of associates including those of subsidiaires and joint ventures is 39,552
Attrition

Particulars	Q4 2007	Q3 2007	Q32006
Attrition rate (TTM)	15.70	17.62	19.75
Utilization/Loading rates (in %)

Particulars	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Onsite	96.63	96.76	97.77	96.84	97.38
Offshore	78.42	77.60	79.91	78.52	79.03
Domestic	96.89	89.40	94.32	94.48	96.13
Offshore with trainees	71.34	68.49	72.19	70.50	73.77
C. Customer Information
Revenue contribution (in %)

Revenues from	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Top client	6.11	6.32	8.03	6.52	9.02
Top 5 clients	22.17	21.58	24.31	21.97	24.94
Top 10 clients	36.25	34.19	35.86	34.12	37.25

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Operational parameters for Q4, fiscal 2007 (contd.)
Number of customers with annualized billing exceeding:

Revenues of	Q4 2007	Q3 2007	Q4 2006
US$1 million	180	164	150
US$5 million	57	54	46
US$10 million	35	32	27
Revenue from existing business and new business (%)

	Q4 2007	Q3 2007	Q4 2006
Existing business	88.71	85.74	91.36
New business	11.29	14.26	8.64
Total	100.00	100.00	100.00
Other Information

Particulars	Q4 2007	Q3 2007	Q4 2006
New customers added	35	34	22
Number of active customers	538	523	469
Receivable days	87	82	80
Total number of customers including those of Citisoft, Knowledge Dynamics and Nipuna is 558

16	Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. Nearly 40,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 558* global companies, of which 163* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents.
*Figures as per quarter ended March 31, 2007
For more information visit: www.satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 - K concerning the quarter ended December 31, 2006, furnished to the United States Securities Exchange Commission on January 26, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information
Diwakar Pingle
Mayfair Centre, S.P. Road, Secunderabad - 500 003.
Ph: +91-40-30654105 Fax: +91-40-27840058
Email: Diwakar_Pingle@satyam.com

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